OSISKO REPORTS Q3 2024 RESULTS

Strong Operating Cash Flows of $47.2 Million

Montréal, November 6, 2024 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter of 2024. Amounts presented are in Canadian dollars, except where otherwise noted.

Highlights

  18,408 gold equivalent ounces ("GEOs1") earned (23,292 GEOs in Q3 20232);
  Revenues from royalties and streams of $57.3 million ($62.1 million in Q3 2023), exclusive of 1,595 GEOs earned but not sold due to quarter-end timing;
  Cash flows generated by operating activities of $47.2 million ($43.5 million in Q3 2023);
  Quarterly cash margin3 of 55.1 million or 96.3%;
  Net earnings of $18.3 million, $0.10 per basic share (net loss of $20.0 million, $0.11 per basic share in Q3 2023);
  Adjusted earnings4 of $28.8 million, $0.15 per basic share ($18.3 million, $0.10 per basic share in Q3 2023);
  Repayment of $27.3 million under the revolving credit facility (and repayment of $115.2 million year-to-date in 2024);
  Cash balance of $58.5 million and debt of $80.7 million as at September 30, 2024;
  Acquisition of a 6% gold stream (until 225,000 ounces are delivered, and then 3.6% thereafter) by Osisko Bermuda Limited ("Osisko Bermuda") on SolGold plc's ("SolGold") Cascabel copper-gold development project in Ecuador for a total of US$225.0 million, payable upon achieving certain milestones;
  Entered into a binding agreement to acquire a 1.8% gross revenue royalty ("GRR") from Tembo Capital Mining Fund II ("Tembo") on Spartan Resources Limited's Dalgaranga Gold Project ("Dalgaranga") in Western Australia for US$44 million, and a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga from Tembo for US$6 million;
  First delivery of copper received by Osisko Bermuda from Metals Acquisition Limited under the CSA copper stream;
  First payment received from Agnico Eagle Mines Ltd. under the Akasaba West 2.5% NSR royalty (partial coverage);
  Appointment of Ms. Wendy Louie to the Company's Board of Directors as an Independent Director; and
  Declaration of a quarterly dividend of $0.065 per common share paid on October 15, 2024 to shareholders of record as of the close of business on September 30, 2024.

Subsequent to September 30, 2024

  Declaration of a quarterly dividend of $0.065 per common share payable on January 15, 2025 to shareholders of record as of the close of business on December 31, 2024;

  Osisko added to the Solactive Global Silver Miners Total Return Index; the underlying index that is tracked by the Global X Silver Miners ETF ("SIL"), pursuant to the index's semi-annual ordinary adjustment, effective November 1, 2024; and,
  The resignation of Mr. Robert Krcmarov from the Board of Directors in order to assume the role of President & CEO of Hecla Mining Company.

Jason Attew, President & CEO of Osisko commented: "Osisko had a solid third quarter and remains on track to achieve its 2024 revised guidance range of 77,000 to 83,000 GEOs delivered. On the last day of the quarter, Osisko also announced an agreement to purchase a royalty on Spartan's Dalgaranga Gold Project in Western Australia, an asset that checks all of our boxes in terms of near-term production and cash flow, top-tier mining jurisdiction, management quality and significant exploration upside. This accretive transaction is expected to close shortly upon customary approval from Australia's Foreign Investment Review Board, and will provide incremental growth to Osisko's peer-leading GEO delivery growth profile within the next two-to-three years.

Catalysts continued to crystallize for Osisko during the third quarter, most notably first deliveries under the CSA copper stream, first production at G Mining Ventures' Tocantinzinho gold mine, and finally Gold Fields closing its acquisition of Osisko Mining to consolidate 100% of the Windfall gold project. Looking ahead into the next several months, we're still expecting to see improved production at Capstone's Mantos Blancos mine, as well as commissioning and first gold production from the Namdini gold project, both of which will serve as key incremental GEO delivery growth drivers for 2025 and beyond."

Mr. Norman MacDonald, Chair of Osisko's Board of Directors commented: "Rob has been an active and engaged independent member of Osisko's Board for 2 years, and over this period, the Company has benefitted significantly from his dedicated leadership combined with his technical experience. On behalf of the Board, management and the Company's shareholders, I would like to congratulate Rob on his new role as President and CEO of Hecla and wish him all the best in his future endeavors."

Q3 2024 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Wednesday, November 6th, 2024 at 5:00 pm ET
Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 83490

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1691902&tp_key=a7c42fad9d

Replay (available until Friday, December 6th at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 83490#

Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes, including 20 producing assets. Osisko's portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada's largest gold mines.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period.

Average Metal Prices and Exchange Rate

	Three months ended September 30,
	2024	2023

Gold (i)	$2,474	$1,928
Silver (ii)	$29	$24
Copper (iii)	$9,210	$8,356

Exchange rate (US$/Can$) (iv)	1.3641	1.3414

(i) The London Bullion Market Association's pm price in U.S. dollars per ounce.

(ii) The London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

(2) Three months ended September 30, 2023 ("Q3 2023").

(3) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS Accounting Standards including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in thousands of dollars and in percentage of revenues)

Cash margin (in thousands of dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in thousands of dollars) divided by revenues.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Royalty interests
Revenues	38,472	37,410	129,252	115,911
Less: cost of sales (excluding depletion)	(66)	(193)	(316)	(533)
Cash margin (in dollars)	38,406	37,217	128,936	115,378

Depletion	(2,763)	(5,972)	(13,658)	(18,430)
Gross profit	35,643	31,245	115,278	96,948

Stream interests
Revenues	18,783	24,659	53,600	66,245
Less: cost of sales (excluding depletion)	(2,075)	(4,144)	(5,884)	(12,105)
Cash margin (in dollars)	16,708	20,515	47,716	54,140

Depletion	(6,753)	(10,922)	(17,795)	(24,926)
Gross profit	9,955	9,593	29,921	29,214

Royalty and stream interests Total cash margin (in dollars)	55,114	57,732	176,652	169,518
Divided by: total revenues	57,255	62,069	182,852	182,156
Cash margin (in percentage of revenues)	96.3%	93.0%	96.6%	93.1%

Total - Gross profit	45,598	40,838	145,199	126,162

(4) Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss), adjusted for certain items: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	18,288	(19,999)	12,246	18,810

Adjustments:
Impairment of royalty and streams interests	-	17,490	67,832	24,119
Foreign exchange (gain) loss	(737)	3,390	3,582	3,543
Share of loss (income) of associates	11,188	4,754	27,863	(8,268)
Changes in allowance for expected credit losses and write-offs	-	17,349	(1,895)	37,480
Loss on investments	104	2,513	3	4,482
Tax impact of adjustments	5	(7,197)	(17,904)	(9,482)

Adjusted earnings	28,848	18,300	91,727	70,684

Weighted average number of common shares outstanding (000's)	186,408	185,304	186,145	184,947

Adjusted earnings per basic share	0.15	0.10	0.49	0.38

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that Osisko will meet its revised guidance estimate, that conditions precedent to the closing of the purchase of the royalty on the Dalgaranga Gold Project will be met and that such transaction will provide incremental growth to Osisko GEOs, that production will improve at Mantos Blancos, and that the commissioning and first gold production from the Namdini project will be achieved in a timely manner. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko's ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at September 30, 2024 and December 31, 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2024	2023
	$	$

Assets

Current assets

Cash	58,540	67,721
Short-term investments	15,567	8,200
Amounts receivable	8,703	6,282
Other assets	1,147	1,842
	83,957	84,045

Non-current assets

Investments in associates	85,620	115,651
Other investments	99,457	93,025
Royalty, stream and other interests	1,482,179	1,553,111
Goodwill	111,204	111,204
Other assets	8,153	8,951
	1,870,570	1,965,987

Liabilities

Current liabilities

Accounts payable and accrued liabilities	5,779	8,209
Dividends payable	12,108	11,121
Lease liabilities	1,214	1,122
	19,101	20,452

Non-current liabilities

Lease liabilities	5,957	6,879
Long-term debt	80,746	191,879
Deferred income taxes	101,364	96,279
	207,168	315,489

Equity

Share capital	2,113,691	2,097,691
Contributed surplus	80,081	79,446
Accumulated other comprehensive income	48,882	28,058
Deficit	(579,252)	(554,697)
	1,663,402	1,650,498
	1,870,570	1,965,987

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and nine months ended September 30, 2024 and 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Revenues	57,255	62,069	182,852	182,156

Cost of sales	(2,141)	(4,337)	(6,200)	(12,638)
Depletion	(9,516)	(16,894)	(31,453)	(43,356)
Gross profit	45,598	40,838	145,199	126,162

Other operating expenses
General and administrative	(6,684)	(11,697)	(19,177)	(25,214)
Business development	(1,506)	(1,337)	(4,959)	(4,130)
Impairment of royalty and stream interests	-	(17,490)	(67,832)	(24,119)
Operating income	37,408	10,314	53,231	72,699
Interest income	1,591	1,115	4,095	5,348
Finance costs	(2,262)	(6,086)	(8,832)	(12,401)
Foreign exchange gain (loss)	737	(3,390)	(3,582)	(3,543)
Share of (loss) income of associates	(11,188)	(4,754)	(27,863)	8,268
Other (losses) gains, net	(104)	(19,862)	1,892	(41,962)
Earnings (loss) before income taxes	26,182	(22,663)	18,941	28,409
Income tax (expense) recovery	(7,894)	2,664	(6,695)	(9,599)
Net earnings (loss)	18,288	(19,999)	12,246	18,810

Net earnings (loss) per share
Basic and diluted	0.10	(0.11)	0.07	0.10

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2024 and 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023
	$	$	$	$
Operating activities
Net earnings (loss)	18,288	(19,999)	12,246	18,810
Adjustments for:
Share-based compensation	2,158	3,967	6,532	9,124
Depletion and amortization	9,846	17,223	32,441	44,248
Impairment of royalty and stream interests	-	17,490	67,832	24,119
Impairment of investments in associates	-	-	-	271
Changes in expected credit losses of other investments	-	17,349	(1,895)	37,209
Share of loss (income) of associates	11,188	4,754	27,863	(8,268)
Change in fair value of financial assets at fair value through profit and loss	104	2,513	3	6,267
Net gain on dilution of investments	-	-	-	(4,842)
Loss on the deemed disposal of an associate	-	-	-	3,057
Foreign exchange (gain) loss	(757)	3,399	3,583	3,424
Deferred income tax expense (recovery)	7,024	(3,146)	4,858	7,584
Other	151	230	460	713
Net cash flows provided by operating activities before changes in non-cash working capital items	48,002	43,780	153,923	141,716
Changes in non-cash working capital items	(801)	(316)	(4,027)	(5,410)
Net cash flows provided by operating activities	47,201	43,464	149,896	136,306

Investing activities
Acquisitions of short-term investments	(1,314)	(2,676)	(7,281)	(6,473)
Acquisitions of investments	-	-	-	(53,279)
Proceeds on disposal of investments	-	5,022	5,177	5,028
Acquisitions of royalty and stream interests	(14,377)	(26,768)	(14,377)	(239,530)
Other	(36)	(37)	(43)	(43)
Net cash flows used in investing activities	(15,727)	(24,459)	(16,524)	(294,297)

Financing activities
Increase in long-term debt	-	19,802	-	206,711
Repayment of long-term debt	(27,339)	(28,151)	(115,194)	(41,614)
Exercise of share options and shares issued under the share purchase plan	837	57	8,441	10,619
Normal course issuer bid purchase of common shares	(585)	-	(585)	-
Dividends paid	(10,747)	(10,321)	(31,234)	(29,366)
Withholding taxes on settlement of restricted and deferred share units	(310)	-	(3,297)	(4,349)
Other	32	(265)	(1,333)	(711)
Net cash flows (used in) provided by financing activities	(38,112)	(18,878)	(143,202)	141,290

(Decrease) increase in cash before effects of exchange rate changes on cash	(6,638)	127	(9,830)	(16,701)
Effects of exchange rate changes on cash	(546)	594	649	(3,093)
(Decrease) increase in cash	(7,184)	721	(9,181)	(19,794)
Cash - beginning of period	65,724	70,033	67,721	90,548
Cash - end of period	58,540	70,754	58,540	70,754